SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                              Date: March 14, 2005



                               Given Imaging Ltd.
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               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                   -------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X             Form 40-F
                                ---                      ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No  X
                            ---                     ---

                                EXPLANATORY NOTE


         On March 8, 2005, Given Imaging Ltd. held a conference call at the conclusion of the International Conference on Capsule Endoscopy. A transcript from this conference call is attached to this report as Exhibit 1.

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


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          GIVEN IMAGING LTD.


Date:    March 14, 2005                   By:   /s/ Zvi Ben David
                                             -------------------------------
                                             Name:   Zvi Ben David
                                             Title:  Corporate Vice President
                                                     and Chief Financial Officer

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

                                  EXHIBIT INDEX
                                  -------------

Exhibit        Description
-------        -----------

99.1 Transcript of Conference Call held on March 8, 2005 at the conclusion of the International Conference on Capsule Endoscopy

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